Mail Stop 4561

January 10, 2008

Mark P. Dentinger
Chief Financial Officer
   and Principal Accounting Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

       Re: BEA Systems, Inc. (File No. 000-22369)
              Form 10-K for the Fiscal Year Ended January 31, 2007
              Form 10-Q for the Quarterly Period Ended October 31, 2007
              Form 8-K filed November 15, 2007

Dear Mr. Dentinger,

      We have reviewed the above referenced filing(s) and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Notes to Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements, page 108

1.   We note your disclosures throughout the filing that the Independent Review was
        conducted with the assistance of independent legal counsel and forensic
        accountants. We also note your disclosure on page 16 in your Form 10-Q for the
        quarterly period ended October 31, 2007 that the purchase price of the 17-story
        building and parking facilities was allocated to the land and building based on
        third party appraisals. In addition to naming these specialists, following
        Securities Act Rule 436(b) of Regulation C, your filings should include the
        experts' consents to alleviate having to obtain new consents for existing
        registration statements that automatically incorporate by reference any
        subsequently filed Form 10-Ks or Form 10-Qs.

Form 10-Q for the Quarterly Period Ended October 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 36

2.   Tell us what consideration you gave to updating your table of contractual
        obligations for amounts related to FIN 48 liabilities. Refer to the SEC
        Regulations Committee Meeting minutes on April 17, 2007.

Form 8-K filed November 15, 2007

Exhibit 99.1

3.   We note the presentation of certain non-GAAP measures in your earnings release.
        Please ensure that future uses of such measures are in compliance with the
        disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Specifically, you
        should include an explanation of the usefulness of your non-GAAP financial
        measures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K and
        considering the guidance in the Division of Corporation Finance's Frequently
        Asked Questions Regarding Use of Non-GAAP Financial Measures issued in
        June 2003. In this regard, we note that you previously indicated to the Staff in
        your letter dated October 20, 2006 that you would revise your disclosure in future
        earnings releases to clarify why you believe excluding each of the items from our
        non-GAAP presentation provides appropriate and useful measures of performance

and that you proposed a revised version of such disclosure. In addition, describe, in detail, the nature of the reconciling item labeled as restatement adjustment. We may have further comment.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

             Sincerely,

             Stephen Krikorian
             Accounting Branch Chief